

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Brian Roberts
Executive Vice President and Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, Massachusetts 02703

      Re: Sensata Technologies Holding plc
          Form 10-K for the Year Ended December 31, 2023
          Form 10-Q for the Period Ended June 30, 2024
          File No. 001-34652

Dear Brian Roberts:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services